UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-11709

First Citizens National Bank Employee Stock Ownership Plan and Trust and

Payroll Stock Ownership Plan

(Exact name of registrant as specified in its charter)

One First Citizens Place

Dyersburg, Tennessee 38024

(731) 285-4410

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

* Explanatory Note: In accordance with the approach taken in Emerson Electric Co. (available January 5, 1994), the registrant is suspending its reporting obligations under section 15(d) of the Securities Exchange Act of 1934, as amended.

Approximate number of holders of record as of the certification or notice date: 353

Pursuant to the requirements of the Securities Exchange Act of 1934, First Citizens National Bank Employee Stock Ownership Plan and Trust and Payroll Stock Ownership Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

First Citizens National Bank Employee Stock Ownership Plan and Trust and
Payroll Stock Ownership Plan

Date: October 25, 2012	By: /s/ Judy Burns
Judy Burns, Plan Trustee

Date: October 25, 2012	By: /s/ Kerrie Heckethorn
Kerrie Heckethorn, Plan Administrator